Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of PHX Minerals Inc. (formerly known as Panhandle Oil and Gas Inc.) for the registration of Class A common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated December 12, 2019, with respect to the consolidated financial statements of Panhandle Oil and Gas Inc., and the effectiveness of internal control over financial reporting of Panhandle Oil and Gas Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

October 19, 2020